08030692

TATES
ANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

JUL 3 0 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 AND ENDING 05/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY CHURCH FINANCE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14615 Benfer Road
(No. and Street)

Houston, Texas 77069
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Todd (281) 893-1390 x222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chambers & Associates
(Name – *if individual, state last, first, middle name*)

1830 S. Kirkwood, Suite 103 Houston Texas 77077
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 8/1

AA 8/8

OATH OR AFFIRMATION

I, Joe Todd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITY CHURCH FINANCE, INC., as of May 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FRANK E. POE, III
MY COMMISSION EXPIRES
DECEMBER 12, 2008

Signature

Treasurer
Title

7-29-2008
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY CHURCH FINANCE, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2008 AND 2007

With

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

CHAMBERS
& ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Security Church Finance, Inc.
Houston, Texas

We have audited the balance sheets of Security Church Finance, Inc. as of May 31, 2008 and 2007 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Church Finance, Inc. as of May 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chambers & Associates

July 23, 2008

Certified Public Accountants

SECURITY CHURCH FINANCE, INC.
BALANCE SHEETS
MAY 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	54,527	45,018
Accounts receivable	1,415	73,987
Advances to agents	11,184	23,652
Prepaid expenses	-	886
Federal income taxes receivable	-	3,725
Deferred federal income taxes	-	33,869
TOTAL CURRENT ASSETS	67,126	181,137
PROPERTY AND EQUIPMENT		
Office furniture, fixtures and equipment	168,770	165,785
Less accumulated depreciation	(158,548)	(152,466)
TOTAL PROPERTY AND EQUIPMENT	10,222	13,319
OTHER ASSETS:		
Cash surrender value of officers' life insurance	41,087	175,166
Marketable securities	4,183	5,155
TOTAL OTHER ASSETS	45,270	180,321
TOTAL ASSETS	$ 122,618	$ 374,777

See accompanying Auditors' Report and
Notes to Financial Statements

	2008	2007
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable	2,590	4,034
Accrued expenses and other liabilities	49,906	103,734
TOTAL CURRENT LIABILITIES	52,496	107,768
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-	-
TOTAL LIABILITIES	52,496	107,768
STOCKHOLDERS' EQUITY:		
Preferred stock series A, 10% cumulative, $50 par and liquidation value, 2,000 shares authorized, issued and outstanding	100,000	100,000
Preferred stock series B, 10% cumulative, $50 par and liquidation value, 1,000 shares authorized, 400 issued and outstanding	20,000	$ -
Common stock, $50 par value, 1,000 shares authorized, 160 shares outstanding	20,000	20,000
Paid-in capital	2,500	2,500
Retained earnings (deficit)	(22,611)	193,605
Accumulated other comprehensive income (loss)	233	904
	120,122	317,009
Less treasury stock, 240 shares, at cost	50,000	50,000
TOTAL STOCKHOLDERS' EQUITY	70,122	267,009
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 122,618	$ 374,777

SECURITY CHURCH FINANCE, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED MAY 31, 2008 AND 2007

	2008	2007
REVENUES:		
Program fees	234,663	423,835
Brokerage commissions	341,029	472,554
Fiscal agent and service fees	181,625	181,430
	757,317	1,077,819
EXPENSES:		
Commissions	227,444	408,621
Salaries and benefits	546,255	537,033
Advertising, postage and printing	24,117	42,365
Rent, telephone, utilities, maintenance and supplies	78,742	77,988
General insurance, taxes and licenses	38,970	42,894
Travel and entertainment	33,164	28,302
Professional fees, dues and subscriptions	10,077	7,263
Depreciation	6,082	7,451
Bad debt expense	4,273	-
Other	719	3,176
	969,843	1,155,093
OPERATING INCOME (LOSS)	(212,526)	(77,274)
OTHER INCOME (EXPENSE):		
Interest and other income	37,980	4,334
INCOME (LOSS) BEFORE FEDERAL INCOME TAX	(174,546)	(72,940)
FEDERAL INCOME TAX EXPENSE (BENEFIT):		
Current	-	-
Deferred	34,170	(13,782)
	34,170	(13,782)
NET INCOME (LOSS)	$ (208,716)	$ (59,158)
OTHER COMPREHENSIVE INCOME NET OF TAX:		
Unrealized gain (loss) on marketable equity securities	(671)	791
COMPREHENSIVE INCOME (LOSS)	$ (209,387)	$ (58,367)

See accompanying Auditors' Report and
Notes to Financial Statements

SECURITY CHURCH FINANCE
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MAY 31, 2008 AND 2007

	Preferred Stock				Common Stock		Additional			Other	
	Series A		Series B			Common	Paid-in	Retained	Tresury	Comprehensive	
	Shares	Stock	Shares	Stock	Shares	Stock	Capital	Earnings	Stock	Income	Total
Balance at May 31, 2006	**2,000**	**$ 100,000**	**0**	**$ -**	**160**	**$ 20,000**	**$ 2,500**	**$ 262,763**	**$ (50,000)**	**$ 113**	**$ 335,376**
Net loss for the year								(59,158)			(59,158)
Dividends paid								(10,000)			(10,000)
Unrealized holding gain										791	791
Balance at May 31, 2007	**2,000**	**$ 100,000**	**0**	**$ -**	**160**	**$ 20,000**	**$ 2,500**	**$ 193,605**	**$ (50,000)**	**$ 904**	**$ 267,009**
Net loss for the year								(208,716)			(208,716)
Dividends paid								(7,500)			(7,500)
Issuance of preferred stock			400	20,000							20,000
Unrealized holding loss										(671)	(671)
Balance at May 31, 2008	**2,000**	**$ 100,000**	**400**	**$ 20,000**	**160**	**$ 20,000**	**$ 2,500**	**$ (22,611)**	**$ (50,000)**	**$ 233**	**$ 70,122**

See accompanying Auditors' Report and Notes to Financial Statements

SECURITY CHURCH FINANCE
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (208,716)	$ (59,158)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,082	7,451
Deferred income taxes	34,170	(13,782)
Collection of tax carryback refund	-	10,275
Increase in cash value of life insurance	(2,373)	(3,733)
Changes in assets and liabilities:		
Accounts receivable	72,572	(57,397)
Advances to officers	-	32,284
Advances to agents	12,468	24,902
Prepaid expenses	886	2,145
Federal income tax receivable	3,725	-
Other assets	-	2,711
Trade accounts payable	-	(281)
Accrued expenses and other liabilities	(55,272)	31,506
Total adjustments	72,258	36,081
Net cash provided (used) by operating activities	(136,458)	(23,077)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(2,985)	(1,341)
Proceeds from the sale of officers life insurance policy	136,452	-
Net cash provided (used) by investing activities	133,467	(1,341)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from the issuance of preferred stock	20,000	-
Dividends paid	(7,500)	(10,000)
Net cash provided (used) by financing activities	12,500	(10,000)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	9,509	(34,418)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	45,018	79,436
CASH AND EQUIVALENTS, END OF YEAR	$ 54,527	$ 45,018

See accompanying Auditors' Report and
Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

(a) Organization and description of business

Security Church Finance, Inc. ("SCF" or "the Company") was organized in 1962 to serve churches throughout the United States as a licensed broker/dealer and as an agent in the preparation of mortgage bond issues. The Company's headquarters are located in Houston, Texas.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management considers many factors in selecting appropriate operational and financial accounting policies and controls, and in developing the assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. Among the factors, but not fully inclusive of all factors that may be considered by management in these processes are: the range of accounting policies permitted by accounting principles generally accepted in the United States of America; management's understanding of the Company's business – both historical results and expected future results; the extent to which operational controls exist that provide high degrees of assurance that all desired information to assist in the estimation is available and reliable or whether there is greater uncertainty in the information that is available upon which to base the estimate; expectations of the future performance of the economy within various areas that serve the Company's principal customers and suppliers of goods and services; sensitivity and volatility associated with the assumptions used in developing estimates; and whether historical trends are expected to be representative of future trends. The estimation process often times may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that lies within that range of reasonable estimates based upon the quantity, quality and risks associated with the variability that might be expected from the future outcome and the factors considered in developing the estimate. This estimation process may result in the selection of estimates which could be viewed as conservative or aggressive by others. Management attempts to use its business and financial accounting judgment in selecting the most appropriate estimate, however, actual amounts could and will differ from those estimates.

(c) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which

approximates market value. The Company's deposits are held with financial institutions were under the Federal Deposit Insurance Corporation (FDIC) maximum coverage of $100,000 as of May 31, 2008 and 2007.

(d) Accounts receivable

The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its accounts receivable and has not established an allowance for doubtful accounts, based on its history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

(e) Property, plant, and equipment

Property and equipment are stated at cost. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property. Estimates of useful lives are based upon a variety of factors including durability of the asset, the amount of usage that is expected from the asset, the rate of technological change and the Company's business plans for the asset. Should the Company change its plans with respect to the use and productivity of property and equipment, it may require a change in the useful life of the asset or incur a charge to reflect the difference between the carrying value of the asset and the proceeds expected to be realized upon the asset's sale or abandonment. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements are capitalized.

(f) Cash surrender value of officers' life insurance

As of May 31, 2007, the Company was the owner of life insurance policies of two of its officers. During the year ending May 31, 2008 the Company allowed one of its officers to buy his insurance policy from the company; therefore, as of May 31, 2008, the Company was still the owner and beneficiary of a life insurance policy of one of its officers. The cash surrender values relative to the policies in place at May 31, 2008 and 2007 was $41,087 and $175,166, respectively. The cash value of the Company's officers' life insurance contract is recorded on the Company's balance sheet at the cash surrender value of the policy as of the balance sheet date.

(g) Impairment of fixed assets

The Company evaluates fixed assets for impairment if an event or circumstance occurs that triggers an impairment test. Substantial judgment is necessary in the determination as to whether an event or circumstance has occurred that may trigger an impairment analysis and in the determination of the related cash flows from the asset. Estimating cash flows related to long-lived assets is a difficult and subjective process that applies historical experience and future business expectations to revenues and related operating costs of assets. Should impairment appear to be necessary, subjective judgment must be applied to estimate the fair value of the asset, for which there may be no ready market, which oftentimes results in the use of discounted cash flow analysis and judgmental selection of discount rates to be used in the discounting process. If the Company determines an asset has been impaired based on the projected undiscounted cash flows of the related asset or the business unit, and if the cash flow analysis indicates that the carrying amount of an asset exceeds related undiscounted cash flows, the carrying value is reduced to the estimated fair value of the asset or the present value of the expected future cash flows.

(h) Provision for income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax liabilities and assets are determined based on temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences. Valuation allowances are established when necessary based upon the judgment of management to reduce deferred tax assets to the amount expected to be realized and could be necessary based upon estimates of future profitability and expenditure levels over specific time horizons in particular tax jurisdictions.

(i) Revenue recognition

Program fees for providing professional and technical services in preparing bond issues are recognized when the prospectus is complete and the program is underway. Typically, the Company's client, a church, makes a down payment at the start of a program, which is recognized as revenue when received. The remaining fees are generally collected from bond proceeds held in a third party escrow account when all escrow requirements are met.

(j) Marketable securities

The Company categorizes marketable securities as available-for-sale securities. Unrealized marketable securities gains and temporary losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statement of income. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(k) Fair value of financial instruments

The carrying value of the Company's financial instruments including cash and cash equivalents, accounts receivable and payables approximates their fair values.

Note 2 - Recently issued accounting standards

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statements No. 115" (SFAS 159). SFAS 159 permits the Company to choose, at specified election dates, to measure eligible items at fair value (the "fair value option"). The Company would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the effect of adoption of this new standard on its financial position, results of operations and cash flows.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating this standard but has not yet determined the impact, if any, the adoption of SFAS 157 will have on the Company's financial statements.

In July 2006, the Company adopted SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

Note 3 - Stockholders' Equity

The Company has three classes of stock as follows:

Common stock which has a par value of $50.00 per share, each share is entitled to one vote and dividends are declared at the discretion of Management.

Preferred stock "Series A" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $5.00 per share. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share. Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share.

Preferred stock "Series B" shareholders are entitled to receive preferential and cumulative quarterly dividends at an annual rate of $7.00 per share. Redemption of preferred stock is at the option of the Company at a price of $50.00 per share (unless redeemed within six months of issuance at a price of $55.00 per share). Upon voluntary or involuntary liquidation of the Company, the preferred shares have a liquidation preference of $50.00 per share. On April 11, 2008, the Company issued 400 shares of Series B Preferred Stock to two of its officers and received $20,000 in cash.

Additionally, the Company's Amended and Restated By-Laws authorize an additional 1,000 shares of the Company's stock to be issued. However, these are undesignated shares and could be issued as common stock or preferred stock in the future. Because of the undesignated nature of these shares they are not included in the shares' authorized amounts on the face of the Company's balance sheets at May 31, 2008 and 2007.

Note 4 - Related Party Transactions

During the year ended May 31, 2008 an affiliated partnership sold the building where the Company has historically leased space for its corporate offices. Rent expense paid to the affiliate before the sale totaled $20,336. On June 30, 2008, the Company entered into a nine month lease with the new third-party owner to lease office space for $1,500 per month.

The Company also leases automobiles from an entity owned by the shareholders of the Company. The operating leases are cancelable contracts on a month-to-month basis. Lease expense incurred with these related parties totaled $ 20,636 and $43,584 for the years ended May 31, 2008 and 2007, respectively.

Note 5 - Employee Benefit Plan

The Company has a simple 401K plan, which covers substantially all employees of the Company. Total expense recognized under the plan during the years ended May 31, 2008 and 2007 was $10,804 and $18,040, respectively.

Employees of the Company also participate in a noncontributory profit sharing plan covering substantially all employees. The Company made no contributions to the plan during the years presented.

Note 6 - Income Taxes

Income taxes are recorded utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with the differences between the financial accounting basis and tax basis of the assets and liabilities and the ultimate realization of any deferred tax asset resulting from such differences.

The Company's federal income tax returns have not been audited by the Internal Revenue Service and the Company has not been notified of any pending federal or state income tax audits, and are not aware of any income tax controversies that are likely to occur with any taxing authority. However, because we are presently in a net operating loss ("NOL") carryforward position and have been the last three years, under the applicable Internal Revenue Service guidelines, in the event of an audit, our available federal NOL carryforward amount is subject to adjustment until the normal three year federal statute of limitations closes for the year in which the NOL is fully utilized.

At May 31, 2008 and 2007, deferred tax liabilities recognized for taxable temporary differences totaled $1,510 and $2,174 respectfully and deferred tax assets for deductible temporary differences total $12,770 and $8,224, respectfully. In addition, at May 31, 2008 and 2007, deferred tax assets attributed to NOL carryforwards amounted to $72,786 and $27,819, respectively. Due to the history of net losses and due to the uncertainty of realizing these tax benefits, the Company has recorded a valuation allowance for the full amount of the net deferred tax asset as of May 31, 2008. As of May 31, 2008, the Company had approximately $291,145 of operating loss carry forward which expires in 2028.

Note 7 - Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2008 the Company was in compliance with both requirements.

SECURITY CHURCH FINANCE, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Schedule 1
May 31, 2008

NET CAPITAL

Total Stockholders' equity	$	70,122
Deductions		
A. Non-allowable assets		
Accounts receivable		(11,891)
Furniture and equipment, net		(10,222)
Other assets		-
B. Haircuts on securities		(627)
Net Capital	$	47,382

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of May 31, 2007)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	44,481
Net audit adjustments		2,901
Net capital calculated above	$	47,382

END